FIRST SURGICAL PARTNERS INC.
411 First Street
Bellaire, Texas  77401

June 21, 2011

Via Edgar
John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

  Re:    First Surgical Partners Inc.
 Form 8-K
 Filed January 6, 2011, as amended on April 27, 2011
 Form 10-K for Fiscal Year End December 31, 2010
 File No. 000-52458

Mr. Reynolds:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated May 20, 2011 (the “Comment Letter”) relating to the Form 8-K filed January 6, 2011, as amended on April 27, 2011 (the “2011 Form 8-K”), and the Form 10-K for the year end December 31, 2010 (the “10K”), of First Surgical Partners Inc. (f/k/a Arkson Nutraceuticals Corp). (“First Surgical”, “Arkson” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 8-K/A filed April 27, 2011

Overview, page 1

1.           Please disclose on pages one and three the portion of surgeons that use your facilities that also own securities in your company. Also, revise similar disclosure in the MD&A and in the MD&A disclose the percent of revenues that come from these affiliate surgeons. Based upon the prior disclosure, which has been removed, it appears that all or almost all of your revenues were derived from these surgeons. Please discuss in greater detail how you plan to expand your business. Also, clarify whether you expect your revenues to continue to be derived from these affiliate surgeons. If not, please explain how you plan to expand your business to non-affiliate surgeons. Lastly, discuss the risks associated with this aspect of your business.

Response

We have revised the disclosure in the overview and the MD&A to disclose the requested information regarding the status of affiliated and non-affiliated surgeons.

2.           We note your revised disclosure in response to comment four of our letter dated March 30, 2011. Please clarify whether the company’s removal of the surgeon purchase plan means the plan is no longer in place and explain how the removal of that disclosure relates to the “certain conditions” as mentioned in our prior comment. As previously requested, please discuss the “certain conditions” you reference in your safe harbors discussion relating to the anti-kickback statute as it applies to surgery centers.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

Response

We are currently evaluating the adoption of a physician stock purchase plan, which will allow physicians to purchase equity in our company.  We have engaged various experts to advise on the legality of such plan in light of the Stark and Anti-kickback regulations and not just the referenced “certain conditions”.  As a result, until such analysis is finalized, we are uncertain if we will be able to adopt such plan in the near future or ever.  We have revised to discuss the certain conditions and have also included a discussion regarding the fact that we may adopt a physician stock purchase plan.

3.           We partially reissue comment five of our letter dated March 30, 2011. Please file the grant of exclusivity letter either with Exhibit 10.15 or as a separate exhibit. Also, revise the disclosure to discuss the reason for the breach in the agreement.

Response

We have re-filed exhibit 10.15 with the 2011 Form 8-K which includes the grant of exclusivity letter. We have revised the disclosure to state that the breach was the result of the Company’s failure to make the $200,000 January 15, 2009 payment.

4.           We note the disclosure added to the first risk factor on page 15 regarding the increased federal regulations relating to physician owned hospitals. Please revise the disclosure regarding government regulations to discuss in greater detail these changes in federal regulations.

Response

We have revised the disclosure under the section titled “Business-Government Regulation” to include a discussion on the changes in federal regulations.

5.           We reissue comment 10 of our letter dated March 30, 2011. Please disclose the material terms of the management agreements.

Response

We have revised the disclosure on page 22 under Results of Operations to include an additional discussion of the management agreements.

Executive Compensation, page 29

6.           We note your revised disclosure in response to comment 12 of our letter dated March 30, 2011. Item 402(n) of Regulation S-K requires that compensation be disclosure for the last two completed fiscal years. Please revise your disclosure accordingly. We note that the initial Form 8-K was filed after the 2010 fiscal year had ended. Therefore, the 2010 fiscal year should be included in the table. The footnote disclosure should also be revised, as per our prior comment.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

Response

We have updated the executive compensation table as requested.

7.           We note the significant reduction in the amount paid in management fees over the prior disclosure. Please advise us as to the reason for this change in the disclosure and how you arrived at these amounts.

Response

Originally, the bariatric program sponsorship fees were inadvertently included under management fees, and those sponsorship fees do not fall under the management agreement between First Surgical Partners, LLC and both First Street Hospital, LP and First Surgical Woodlands, LP.  The fees have been specifically identified, removed from the management fees,  and reported separately as a line item on the Consolidated Statements of Income  as Bariatric Program Sponsorship.

Security Ownership of Certain Beneficial Owners and Management, page 30

8.           We note the shares held by shareholders other than Messrs. Varon and Rotondo. Please provide clear disclosure in footnotes for those shareholders whose shares are covered by the voting agreement.

Response

We have provided additional footnote disclosure for Dr. David Tomaszek with respect to the Voting Agreement he has entered into.  No other shareholder in the beneficial ownership table has entered into a voting agreement.

Form 10-K for Fiscal Year End December 31, 2010

General

9.           Please amend your Form 10-K to comply with the comments issued above for the Form 8-K, as applicable.

Response

We acknowledge your comment and will amend the Form 10-K to incorporate the above comments.

Business, page 4

John Reynolds, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

10.         Please reconcile the table on page eight with the table on page 24.

Response

The table on page 8 represents payor mix as a percentage of case volume.  The table on page 24 is a summary of payor mix as a percentage of net patient service revenue.  The two will not reconcile as one is expressed in case volume (percentage of quantity) and the other in net patient service revenue (percentage of dollars).  We believe the two tables provide important information in each section and should remain as is.  The table relating to overall case volume provide a general overview of our business and provides the reader with a macro-view when analyzing our company.  Further, the table on page 24, which appears in the MD&A, provides the reader with specifics that are appropriate in the financial discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23
Critical Accounting Policies and Estimates, page 25

11.        You disclose that revenue is recognized based upon established billing rates and is further adjusted by the allowance for contractual adjustments. We note that gross revenue is significantly higher than net revenue and the reason is attributable to contractual adjustments. Please tell us and revise to disclose the reasons why you are not collecting what you are contractually obligated to receive.

Response

We collect what we are contractually obligated to receive.  Net patient service revenues are determined as follows: Gross billings, based upon established rates for the type of service provided to the patient, reduced by  contractual and non-contractual adjustments, as well as other adjustments.  Collections under managed care are based upon what was negotiated and agreed upon between a facility and the managed care plan provider.  In addition, governmental plans,  such as Medicare and Medicaid, will stipulate the contractual reimbursement for the type of service provided and will publish this information so healthcare providers and facilities can adjust accordingly.  The reduction of gross billings under a governmental plan is considered a contractual adjustment Conversely, collections under non-contractual billings and other adjustments can be varied and inconsistent.  Non-contractual adjustments are typically based upon historically information.  Gross billings are adjusted based upon historical rates and estimates, which management monitors regularly considering governmental changes as well as changes in managed care plans.  Other adjustments include all other items that do not fall under contractual or non-contractual adjustments.

12.         Provide to us a reconciliation of the allowance for contractual adjustments for 2009 and 2010 that presents the beginning and ending balances, the provision for contractual adjustments and all other items that increased or decreased the allowance.

Response

As verbally discussed with Ryan Milne, each #12, 15 and 17 relate to the presentation of net revenue versus gross revenue.  As you pointed out in prior comment #43 from your February 2, 2011 letter, we elected to disclose our revenue on a net and not a gross basis.  As a result, we believe comments #12, 15 and 17 have been addressed.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

13.         We note your discussion of the practices of the Medicare and Medicaid programs yet government programs represent less than 10% of your revenue. We note that private insurers account for approximately 80% of your revenue yet there is no discussion of this aspect of your business, your collection history and experiences. Revise to discuss your practices and experience with respect to the billing and collection from private insurers. Indicate whether, and the extent to which, you collect what has been billed to private insurers, and if not, explain why this is so and also explain what your alternatives are, e.g., billing the insured, and whether you have been successful with these practices. Explain how these practices are reflected in the financial statements. Revise the revenue recognition policy note on page 37 as well to the extent applicable.

Response

We incorporated a discussion relating to the billing of Medicare and Medicaid as such programs are complex and subject to change, which could result in a reduction of expected payments.  The billing of private payors is conducted pursuant to standard terms and conditions that you generally anticipate in business.  Further, since the company’s inception, we have developed fair and amicable relationships with our payors.  We bill timely and fairly; as such, we get compensated and treated accordingly.  For commercial payors, we typically use a facility fee schedule methodology when billing for patient services provided.  We ultimately end up getting paid a percentage of billed charges, or a predetermined dollar value based upon established rates.  Billing practices are reflected in a historical average of a facility and the company’s collection rate.  As there is nothing unique in this policy and there are no unusual risks that you would incur, we do not believe an additional discussion is required.

14.        We note the final determination on page 25 that resulted in a reduction in revenues. Please clarify whether this was due to an audit and, if so, whether the audit has been completed.

Response

We revised the disclosure to state that the reduction in revenues was in response to notice of final determination relating to the filing of our annual CMS.

Results of Operations, page 27

15.         Revise to disclose in the discussion of revenue the amounts of gross revenue for 2010 and 2009.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

Response

Please see the response to #12.  Further, generally speaking, under the ambulatory surgical centers (ASC) – billing initiates with identifying what was the primary CPT code (a coding system, defined in the publication Current Procedural Terminology, for medical procedures that allows for comparability in pricing, billing, and utilization review which is routinely updated and is geographically specific)  covering the surgical procedure.  The CPT code is gathered from interpretation of an operational (op) report issued upon a patient’s surgical completion.  In addition to the primary CPT codes, several additional codes may also be identified from the ops report and listed as to relevancy under a bill.  At this point, revenue and accounts receivable are recorded at gross from pre-established reimbursement rates as defined under the coding system that has been loaded into the billing software.  Negotiated contracts with payors are loaded into our billing system, and the contractual adjustments will automatically post against the gross charges once the bill is finalized.   These adjustments are recorded and accounted for as contractual adjustments.  Conversely,  non-contractual adjustments are determined on a case by case basis.  A patient’s insurance coverage is verified prior to surgery, and in-network (contract) benefits are notated under a patient’s account in our billing system that can be referred to at time of billing.  Once all the relevant codes are posted, the bill is then submitted to a payor at 100%, and the gross revenue and receivable is recorded.  Under a non-contractual case, payors will reimburse at a much lower amount than what was submitted at full charges.  Reimbursements for the same procedure under the same payor can often be inconsistent, that’s why each case has to be examined and adjusted individually.  If we do not agree with what a payor reimbursed us, a collector will file an appeal.  Once we are in agreement with the amount payor has paid, the difference between gross billed amount and what was paid is considered a non-contractual adjustment and recorded as such.

The billing cycle for our hospital is very similar.  The major exception is we prepare and submit an itemized bill.  Accounts receivable, revenue and contractual/non-contractual adjustments are accounted for the same as the ASC with regards to concept.

16.         We note the removal of the disclosure that included in the management fees are the payments under the bariatric program sponsorship agreement to Vital. Please clarify whether there is any relationship, direct or indirect, between Vital and your company, its officers, directors, shareholders and/or affiliates.

Response

There is no relationship, direct or indirect, between Vital and First Surgical Partners, Inc. or its officers, directors, shareholders and/or affiliates.

Notes to Consolidated Financial Statements, page 36
Note 3, Accounts Receivable, page 39

17.         Revise to disclose the gross balance of accounts receivable and the balance of the allowance for contractual adjustments as of December 31, 2009 and 2010. Directors, Executive Officers and Corporate Governance, page 49.

Response

Please see the response to #12.

18.         The disclosure regarding certain legal proceedings on page 50 should cover the last ten years, as required by Item 401(f) of Regulation S-K.

John Reynolds, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

Response

We have revised the disclosure to cover the last ten years.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours,

/s/Anthony F. Rotondo

Anthony F. Rotondo, CEO and President